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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)




                           Susser Holdings Corporation

                                (Name of Issuer)

        Common Stock,
  par value $0.01 per share                                         869233 10 6
-----------------------------                                     --------------
(Title of class of securities)                                    (CUSIP number)

                      Wellspring Capital Partners III, L.P.
                      c/o Wellspring Capital Management LLC
                                   Lever House
                                 390 Park Avenue
                            New York, New York 10022
                                 (212) 318-9800
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)

                                October 24, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].







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



-------------------------                                    -------------------
CUSIP No. 869233 10 6                13D                           Page 2
-------------------------                                    -------------------

-------------- ---------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                Wellspring Capital Partners III, L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [X]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        OO

-------------- ---------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------- ---------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     3,124,816
        SHARES
                     -------- ------------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                     -------- ------------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                3,124,816
      REPORTING
                     -------- ------------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- ---------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,124,816

-------------- ---------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   18.6%

-------------- ---------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN

-------------- ---------------------------------------------------------------------------------------------------------------------


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

-------------------------                                    -------------------
CUSIP No. 869233 10 6                13D                           Page 3
-------------------------                                    -------------------

-------------- ---------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         Stripes Holdings, L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [X]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        OO

-------------- ---------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 Delaware

-------------- ---------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     3,480,066
        SHARES
                     -------- ------------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                     -------- ------------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                3,480,066
      REPORTING
                     -------- ------------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- ---------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:  3,480,066

-------------- ---------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   20.7%

-------------- ---------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN

-------------- ---------------------------------------------------------------------------------------------------------------------


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

-------------------------                                    -------------------
CUSIP No. 869233 10 6                13D                           Page 4
-------------------------                                    -------------------

-------------- ---------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         WCM GenPar III, L.P.
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [X]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ---------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

-------------- ---------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                     -------- ------------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                     -------- ------------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                     -------- ------------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- ---------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0

-------------- ---------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0

-------------- ---------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN

-------------- ---------------------------------------------------------------------------------------------------------------------


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

-------------------------                                    -------------------
CUSIP No. 869233 10 6                13D                           Page 5
-------------------------                                    -------------------

-------------- ---------------------------------------------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSON:                         WCM GenPar III GP, LLC
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
-------------- ---------------------------------------------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                          (a) [_]
                                                                                                                          (b) [X]
-------------- ---------------------------------------------------------------------------------------------------------------------
      3        SEC USE ONLY

-------------- ---------------------------------------------------------------------------------------------------------------------
      4        SOURCE OF FUNDS:        N/A

-------------- ---------------------------------------------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                        [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION:                 United States

-------------- ---------------------------------------------------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER:                     0
        SHARES
                     -------- ------------------------------------------------------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER:                   0
       OWNED BY
                     -------- ------------------------------------------------------------------------------------------------------
         EACH            9    SOLE DISPOSITIVE POWER:                0
      REPORTING
                     -------- ------------------------------------------------------------------------------------------------------
     PERSON WITH         10   SHARED DISPOSITIVE POWER:              0

-------------- ---------------------------------------------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 0

-------------- ---------------------------------------------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                         [_]

-------------- ---------------------------------------------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0

-------------- ---------------------------------------------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON:                PN

-------------- ---------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Item 1.       Security and Issuer.

                  The title and class of equity security to which this statement on Schedule 13D relates is the Common Stock, $0.01 par value per share (the "Common Stock"), of Susser Holdings Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 4433 Baldwin Boulevard, Corpus Christi, Texas 78408.

Item 2.       Identity and Background.

                  (a) This statement is filed by Wellspring Capital Partners III, L.P. ("WCP III"), Stripes Holdings, L.P. ("Stripes LP"), WCM GenPar III, L.P. ("WCM GenPar") and WCM GenPar III GP, LLC ("Ultimate GP") (collectively, the "Reporting Persons"). Ultimate GP is the general partner of WCM GenPar and WCM GenPar is the general partner of both WCP III and Stripes LP. As such, both Ultimate GP and WCM GenPar may be deemed to beneficially own the Common Stock held of record by the Reporting Persons.

                  The following natural persons are members of Ultimate GP, and, as such, have indirect investment or voting power over the Common Stock held by WCP III and Stripes LP: Greg S. Feldman, William F. Dawson, Jr., Carl M. Stanton and David C. Mariano (collectively, the "Limited Partners").

                  William F. Dawson, Jr. is a partner of Wellspring Capital Management LLC ("Wellspring"), an affiliate of WCP III and Stripes LP. Mr. Dawson's principal occupation is managing investments of Wellspring.

                  (b) The business address of each of the Reporting Persons and the Limited Partners is c/o Wellspring Capital Management LLC, Lever House, 390 Park Avenue, New York, NY 10022.

                  (c) WCP III is a Delaware limited partnership with the principal business activity of making various investments. Stripes LP is a Delaware limited partnership which has made an investment in the Issuer. WCM GenPar is a Delaware limited partnership with the principal business activity of serving as the general partner of various Wellspring affiliates. Ultimate GP is a Delaware limited liability company with the principal business activity of serving as the general partner of various Wellspring affiliates.

                  (d) During the last five years none of the Reporting Persons or Limited Partners has been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) During the last five years, none of the Reporting Persons or Limited Partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

                  Prior to the Issuer's initial public offering, WCP III owned 4,350,058 class A units of Stripes Holdings LLC, a Delaware limited liability company ("Stripes Holdings"), and Stripes Investment Corp., a Delaware corporation and an affiliate of WCP III ("Stripes Investment"), owned 4,844,602 class A units of Stripes Holdings.

                  Immediately prior to the Issuer's initial public offering, Stripes Holdings entered into a plan of merger whereby, each holder of class A units received 0.718339 shares of the Issuer's Common Stock for each class A unit held by them, and each holder of class B units received 0.130104 shares of restricted Common Stock for each class B unit held by them. In connection with these corporate reorganization transactions, WCP III received 3,124,816 shares of Common Stock and Stripes Investment received 3,480,066 shares of Common Stock. Immediately thereafter, Stripes Investment entered into a plan of merger whereby Stripes Investment merged with and into the Issuer, with the Issuer as the surviving entity and with Stripes LP, as the sole stockholder of Stripes Investment, receiving 3,480,066 shares of Common Stock.

Item 4.       Purpose of Transaction.

                  The Reporting Persons acquired the Common Stock for investment purposes, and the Reporting Persons intend to continue to evaluate the performance of such Common Stock as an investment in the ordinary course of their business. The Reporting Persons pursue an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Persons analyze the operations, capital structure and markets of companies in which they invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). As a result of these activities, one or more of the Reporting Persons may participate in interviews or hold discussions with third parties or with management in which the Reporting Person may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of the Schedule 13D form, including, without limitation, such matters as disposing of one or more businesses, selling the Issuer or acquiring another company or business, changing operating or marketing strategies, adopting, not adopting, modifying or eliminating certain types of anti-takeover measures, restructuring the Issuer's capitalization, and reviewing dividend and compensation policies.

                  Each of the Reporting Persons intends to adhere to the foregoing investment philosophy with respect to the Issuer. Depending on such assessments, one or more of the Reporting Persons may acquire additional securities of the Issuer or dispose of securities of the Issuer at any time and from time to time in the open market, in privately negotiated transactions or otherwise.

                  Except as set forth above, none of the Reporting Persons has any plans or proposals which would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.

Item 5.       Interest in Securities of the Issuer.

                  (a) As of October 24, 2006, the Reporting Persons beneficially own the following Common Stock:

                  (i) The responses of WCP III to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of October 24, 2006, WCP III beneficially owned 3,124,816 shares of Common Stock, representing approximately 18.6% of the outstanding Common Stock (the outstanding Common Stock, 16,824,162 shares, being based on the number of shares outstanding as of October 24, 2006 immediately following the closing of the Issuer's initial public offering).

                  (ii) The responses of Stripes LP to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of October 24, 2006, Stripes LP beneficially owned 3,480,066 shares of Common Stock, representing approximately 20.7% of the outstanding Common Stock (the outstanding Common Stock, 16,824,162 shares, being based on the number of shares outstanding as of October 24, 2006 immediately following the closing of the Issuer's initial public offering).

                  (iii) The responses of WCM GenPar to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of being a general partner of WCP III and Stripes LP, for purposes of this Schedule 13D, WCM GenPar may be deemed to be the beneficial owner of all of the Common Stock owned of record by WCP III and Stripes LP.

                  (iv) The responses of Ultimate GP to rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of being a general partner of WCM GenPar, for purposes of this Schedule 13D, Ultimate GP may be deemed to be the beneficial owner of all of the Common Stock owned of record by WCP III and Stripes LP.

                  (b) The responses of the Reporting Persons to (i) rows (7) through (10) of the cover pages of this statement on Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

                  (c) During the past sixty days, WCP III and Stripes LP effected the following transactions in the Common Stock:

                 Date of      Amount of    Price per          Where and
               Transaction    Securities     Share*          How Effected
               -----------    ----------     ------          ------------
WCP III        October 24,    3,124,816       N/A       conversion in connection
                   2006                                 with the corporation
                                                        formation transactions

Stripes LP     October 24,    3,480,066       N/A       conversion in connection
                   2006                                 with the corporation
                                                        formation transactions

                          -----------------------------
                          * These shares of Common Stock were issued in exchange for previously outstanding class A units of Stripes Holdings.

                  To the Reporting Persons' knowledge, none of their respective general partners, directors or officers have had any transactions in the Common Stock that were effected in the past sixty days.

                  (d) Not applicable.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 99.1.

                  WCP III, Stripes LP and William F. Dawson, Jr. have each entered into agreements, dated as of October 18, 2006 (the "Lock Up Agreements"), with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), J.P. Morgan Securities Inc., Jefferies & Company, Inc and Morgan Keegan & Company, Inc. whereby each agreed that during a period of 180 days from October 18, 2006, they will not, without the prior written consent of Merrill Lynch, directly or indirectly, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Issuer's Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or later acquired by each signatory thereto or with respect to which each signatory thereto has or later acquires the power of disposition, or request that the Issuer file, or cause to be filed, any registration statement under the Securities Act of 1933, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise; provided, however, that the foregoing restrictions will not apply to transfers of such securities (A) as a bona fide gift, provided that each donee thereof agrees to be bound in writing by the restrictions set forth in the Lock Up Agreement, or (B) to any trust or other entity formed for the direct or indirect benefit of the signatory thereto or the immediate family of the signatory thereto, provided that the trustee of the trust or authorized representative of such other entity, as applicable, agrees to be bound in writing by the restrictions set forth in the Lock Up Agreement.

                  The description contained in this Item 6 of the Lock Up Agreements is qualified in its entirety by reference to the full text of the Lock Up Agreements which are incorporated by reference here in and filed as
Exhibit 99.2, 99.3 and 99.4 hereto.

Item 7.       Materials to be Filed as Exhibits.

Exhibit 99.1 - Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

Exhibit 99.2 - Agreement, dated as of October 18, 2006, by and among William F. Dawson, Jr., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Jefferies & Company, Inc and Morgan Keegan & Company, Inc

Exhibit 99.3 - Agreement, dated as of October 18, 2006, by and among Wellspring Capital Partners III, L.P., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Jefferies & Company, Inc and Morgan Keegan & Company, Inc

Exhibit 99.4 - Agreement, dated as of October 18, 2006, by and among Stripes Holdings, L.P., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Jefferies & Company, Inc and Morgan Keegan & Company, Inc

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 2, 2006

                                       WELLSPRING CAPITAL PARTNERS III, L.P.

                                       By:  WCM GenPar III, L.P., its General
                                            Partner

                                       By:  WCM GenPar III GP, LLC, its General
                                            Partner



                                       By:  /s/  William F. Dawson, Jr.
                                          --------------------------------------
                                           Name:   William F. Dawson, Jr.
                                           Title:  Authorized Person



                                       STRIPES HOLDINGS, L.P.


                                       By:  Wellspring Capital Partners III, L.P

                                            By:  WCM GenPar III, L.P., its
                                                  General Partner

                                              By:  WCM GenPar III GP, LLC, its
                                                    General Partner


                                       By:  /s/  William F. Dawson, Jr.
                                          --------------------------------------
                                           Name:   William F. Dawson, Jr.
                                           Title:  Authorized Person

                                       WCM GENPAR III, L.P


                                       By:  WCM GenPar III GP, LLC, its General
                                            Partner



                                       By:  /s/  William F. Dawson, Jr.
                                          --------------------------------------
                                           Name:   William F. Dawson, Jr.
                                           Title:  Authorized Person


                                       WCM GENPAR III GP, LLC



                                       By:  /s/  William F. Dawson, Jr.
                                          --------------------------------------
                                           Name:   William F. Dawson, Jr.
                                           Title:  Authorized Person

                                  EXHIBIT INDEX
Exhibit No.
-----------

Exhibit 99.1 Agreement among the Reporting Persons with respect to the filing of this Schedule 13D.

Exhibit 99.2      Agreement, dated as of October 18, 2006, by and among William
                  F. Dawson, Jr., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Jefferies & Company, Inc. and Morgan Keegan & Company, Inc.

Exhibit 99.3 Agreement, dated as of October 18, 2006, by and among Wellspring Capital Partners III, L.P., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Jefferies & Company, Inc. and Morgan Keegan & Company, Inc.

Exhibit 99.4 Agreement, dated as of October 18, 2006, by and among Stripes Holdings, L.P., Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Jefferies & Company, Inc. and Morgan Keegan & Company, Inc.